1 Terminal Drive  •   Plainview, NY 11803  •   Phone: (516) 677-0200  •   Fax: (516) 714-1200  •   www.veeco.com

January 4, 2012

BY EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:                               Veeco Instruments Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed October 31, 2011

File No. 0-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010, filed February 24, 2011, and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011, filed October 31, 2011, (File No. 0-16244), as set forth in your letter to David D. Glass dated December 21, 2011.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Statements of Operations, page F-6

1.              Please tell us how you have considered the guidance in FASB ASC 740-20 in determining your intra-period allocation of income tax expense between continuing operations and discontinued operations for fiscal year 2010. In this regard, please also provide us with similar information regarding the intra-period allocation of income tax expense in the third quarter of 2011.

RESPONSE:

In connection with Form 10-K for the fiscal year ended December 31, 2010, the Company prepared its annual tax provision using the intra-period tax allocation model prescribed in

FASB ASC 740-20,  taking into account amounts specifically required to be allocated to continuing operations.  In connection therewith the Company performed the following:

Step 1:            Computed the total tax expense or benefit (both current and deferred) for the period.

Step 2:            Computed the tax effect of pre-tax income or loss from continuing operations, without consideration of the current-year pre-tax income from other financial statement components, plus or minus the tax effects that FASB ASC 740 specifically allocates to continuing operations.

Step 3:            Allocated among the other financial statement components, in accordance with the guidance in FASB ASC 740-20-45-12 through 45-14 the portion of total tax that remains after allocation to continuing operations [the difference between the total tax expense as computed in Step 1 and the amount allocated to continuing operations as computed in Step 2].

During fiscal 2010, the Company recorded a valuation allowance reversal of approximately $80.4 million.  The valuation allowance reversal was supported by current year income from continuing operations.  As described in FASB ASC 740-10-45-20, the effect of a change in assessment regarding the realization of deferred tax assets that existed at the beginning of the year because of a change in the expectation of current or future earnings is required to be allocated to continuing operations.  Accordingly, none of the valuation allowance release was allocated to discontinued operations.

During fiscal 2010, the Company also changed it assertion on plans for repatriation of prior years’ unremitted earnings of certain European subsidiaries following the disposition of Veeco Metrology Inc.  As described in ASC 740-30-25-19, the tax effect related to changes in assertion on plans for repatriation of prior years’ unremitted earnings of foreign subsidiaries is required to be allocated to continuing operations.  Accordingly, none of the tax expense related to the change in assertion was allocated to discontinued operations.

As a result of the disposition of Veeco Metrology Inc., the Company accounted for Veeco Metrology Inc.’s operating results and gain related to the sale as discontinued operations.  All periods presented in the Form 10-K were recast to account for the discontinued operations.  Accordingly, the Company applied the intra-period tax allocation model to all prior periods presented in the Form 10-K.  In certain prior quarters, the exception to the general principles of intra-period allocations as described in FASB ASC 740-20-45-7 was applicable.  The Company applied the appropriate guidance to these situations.

On July 28, 2011, the Company announced a plan to discontinue its CIGS solar systems business. Accordingly, the results of operations for the CIGS solar systems business were recorded as discontinued operations in the Form 10-Q for the fiscal quarter ended September 30, 2011.

Further, the results of operations for the CIGS solar systems business were recorded as discontinued operations in all prior periods presented in the Form 10-Q.

The Company prepared its interim tax provision for the fiscal quarter ended September 30, 2011 using the intra-period tax allocation model described above.  This process included segregating the fiscal 2011 pre-tax income forecast between continuing and discontinued operations to arrive at the appropriate effective tax rate for continuing operations.

The Company also applied the intra-period tax allocation model to all prior periods that were recast in the Form 10-Q. In certain prior quarters, the exception to the general principles of intra-period allocations as described in FASB ASC 740-20-45-7 was no longer applicable due to additional losses reported as part of discontinued operations.  The Company applied the appropriate guidance to these situations

Note 4. Fair Value Measurements, page F-22

2.              We note that you have classified “FDIC insured corporate bonds” as Level 1 in the fair value hierarchy. Please tell us more about these fair value measurements, including a description of the specific information you obtain in order to determine the fair value of these assets.

RESPONSE:

FDIC insured corporate bonds trade over the counter through broker dealers.  These securities have CUSIP numbers, are actively traded and are valued using the last trading price on December 31st.

Note 11. Foreign Operations, Geographic Area, and Product Segment Information, page F-45

3.              We note your disclosure here of long-lived assets by geographic location which appears to include goodwill and intangible assets. Referring to the guidance in FASB ASC 280-10-55-23, please revise future filings to provide the required information relating to only tangible long-lived assets.

RESPONSE:

The Company acknowledges the Staff’s comment and will revise the disclosure, as applicable, in our future filings.

Form 10-Q for the Quarter Ended September 30, 2011

Condensed Consolidated Balance Sheet, page 6

4.              We note that you have combined the major captions of stockholders equity into one line item in the condensed balance sheet. In light of the significance of your equity accounts and considering changes occurring during the period as a result of your significant treasury stock purchases, please explain to us why you believe this presentation is appropriate based on the guidance in Rule 10-01(a) of Regulation S-X. Alternatively, revise future interim period filings to provide more detailed information regarding your stockholders’ equity, including an analysis of major changes occurring from the latest audited balance sheet date to the interim period balance sheet date.

RESPONSE:

The Company acknowledges the Staff’s comment and will disaggregate the related stockholders equity captions, as applicable, in our future filings.

The Company acknowledges that:

(1)                                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (516) 677-0200 x1301 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

/s/ David D. Glass
David D. Glass
Executive Vice President and
Chief Financial Officer
Veeco Instruments Inc.

cc:                                 Gary Newberry

Gabriel Eckstein

Tim Buchmiller

Martin James